UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Iterum Therapeutics plc

(Name of Issuer)
Ordinary Shares, $0.01 par value

(Title of Class of Securities)
G6333L 101

(CUSIP Number)
Mark DiPaolo
Senior Partner and General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 22, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6333L 101	13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,292,768
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,292,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,292,768
12.	CHECK BOX IF THE AGGREGTE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.95%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 This percentage is calculated based on 43,035,245 ordinary shares, par value $0.01 per share (“Ordinary Shares”), outstanding as of October 31, 2020, as set forth on the Quarterly Report on Form 10-Q of Iterum Therapeutic plc’s (the “Issuer”) filed with the SEC on November 16, 2020 (the “Form 10-Q”), plus 19,292,768 Ordinary Shares issuable upon exchange of all Notes (as defined below) held by the Reporting Persons.

CUSIP No. G6333L 101	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander J. Denner, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,292,768
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,292,768

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,292,768
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.95%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

2 This percentage is calculated based on 43,035,245 Ordinary Shares outstanding as of October 31, 2020, as set forth on the Form 10-Q, plus 19,292,768 Ordinary Shares issuable upon exchange of all Notes held by the Reporting Persons.

CUSIP No. G6333L 101	13D	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Offshore Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,346, 263
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 11,346, 263
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,346, 263
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.20%[3]
14.	TYPE OF REPORTING PERSON (see instructions) PN

3 This percentage is calculated based on 43,035,245 Ordinary Shares outstanding as of October 31, 2020, as set forth on the Form 10-Q, plus 19,292,768 Ordinary Shares issuable upon exchange of all Notes held by the Reporting Persons.

CUSIP No. G6333L 101	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Catapult Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,423,189
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,423,189
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,423,189
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.10%[4]
14.	TYPE OF REPORTING PERSON (see instructions) OO

4 This percentage is calculated based on 43,035,245 Ordinary Shares outstanding as of October 31, 2020, as set forth on the Form 10-Q, plus 19,292,768 Ordinary Shares issuable upon exchange of all Notes held by the Reporting Persons.

CUSIP No. G6333L 101	13D	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Hawkeye Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,293,919
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,293,919
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,919
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%[5]
14.	TYPE OF REPORTING PERSON (see instructions) PN

5 This percentage is calculated based on 43,035,245 Ordinary Shares outstanding as of October 31, 2020, as set forth on the Form 10-Q, plus 19,292,768 Ordinary Shares issuable upon exchange of all Notes held by the Reporting Persons.

CUSIP No. G6333L 101	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Master Fund II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 229,397
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 229,397
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,397
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%[6]
14.	TYPE OF REPORTING PERSON (see instructions) OO

6 This percentage is calculated based on 43,035,245 Ordinary Shares outstanding as of October 31, 2020, as set forth on the Form 10-Q, plus 19,292,768 Ordinary Shares issuable upon exchange of all Notes held by the Reporting Persons.

CUSIP No. G6333L 101	13D	Page 8 of 15 Pages

Item 1.  Security and Issuer.
The class of equity securities to which this statement relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at Block 2 Floor 3, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Item 2.  Identity and Background.
The persons filing this statement are Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”), Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye”), Sarissa Capital Master Fund II LP, a Delaware limited partnership (“Sarissa Master II”) and Alexander J. Denner, Ph.D., a citizen of the United States of America (collectively, the “Reporting Persons”).
The principal business address of (i) each of Sarissa Capital, Sarissa Catapult, Sarissa Hawkeye, Sarissa Master II and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
Sarissa Capital’s principal business is serving as investment advisor to private investment funds (such funds, the “Sarissa Funds”), including Sarissa Offshore, Sarissa Catapult, Sarissa Hawkeye and Sarissa Master II.  The ultimate general partner of each of Sarissa Capital, Sarissa Offshore, Sarissa Hawkeye and Sarissa Master II, and the managing member of Sarissa Catapult, is controlled by Dr. Denner.  Dr. Denner’s principal occupation is serving as the Chief Investment Officer of Sarissa Capital.
The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Item 3. Source or Amount of Funds or Other Consideration.
The aggregate purchase price for the securities reported on this Schedule 13D by the Reporting Persons was approximately $15,000,000 in the aggregate.  The source of funding for this acquisition was the general working capital of the respective purchasers.
Item 4.  Purpose of Transaction.
 On January 16, 2020, Iterum Therapeutics Bermuda Limited, a company formed under the laws of Bermuda (“the Company”) and a wholly-owned subsidiary of the Issuer, entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, the Issuer’s wholly-owned subsidiaries and a group of investors (the “Investors”), pursuant to which the Issuer agreed to issue and sell to the Investors approximately $51.9 million aggregate principal amount of 6.500% exchangeable senior subordinated notes due 2025 (the “Exchangeable Notes”), and $0.1 million aggregate principal amount of limited recourse royalty-linked subordinated notes, (the “RLNs” and, together with the Exchangeable Notes, the “Securities”). The Securities were sold in units (the “Units”) with each Unit consisting of $1,000 principal amount of Exchangeable Notes and 50 RLNs.  The Closing of the acquisition of the Securities occurred on January 21, 2020.   The Units were sold at a price of $1,000 per Unit and Sarissa Offshore purchased 9,000 Units for an aggregate purchase price equal to $9,000,000, Sarissa Catapult purchased 3,439 Units for an aggregate purchase price equal to $3,439,000 and Sarissa Hawkeye purchased 2,561 Units for an aggregate purchase price equal to $2,561,000.  In April 2020, in connection with an internal reorganization of certain Sarissa Funds managed by Sarissa Capital, Sarissa Offshore transferred 178.355 Units to Sarissa Master II.

CUSIP No. G6333L 101	13D	Page 9 of 15 Pages

The Purchase Agreement was attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 17, 2020 (the "Form 8-K”) and is incorporated herein by reference as Exhibit 1.  The indenture governing the Exchangeable Notes (the “Exchangeable Notes Indenture”) was attached as Exhibit 4.1 to the Form 8-K and is incorporated herein by reference as Exhibit 2.  The indenture governing the RLNs (the “RLNs Indenture”) was attached as Exhibit 4.3 to the Form 8-K and is incorporated herein by reference as Exhibit 3.  The description of the Purchase Agreement,  Exchangeable Notes Indenture and RLNs Indenture set forth herein does not purport  to be a complete  summary of all material terms set forth therein and is qualified in its entirety by the text of the Purchase Agreement,  Exchangeable Notes Indenture and RLNs Indenture.

The Exchangeable Notes, when issued, were exchangeable into Ordinary Shares (“Exchange Shares”) at an initial exchange rate of 1,000 shares per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $1.00 per Ordinary Share).  The exchange rate on the Exchangeable Notes is subject to anti-dilution adjustments, including weighted-average anti-dilution protections and other customary anti-dilution protections, as set forth in the Exchangeable Notes Indenture.  On October 27, 2020, the Issuer completed a registered offering of Ordinary Shares and warrants.  The Reporting Persons did not participate in such offering.  In connection with such offering and pursuant to the anti-dilution provisions in the Exchangeable Notes Indenture, the exchange rate for the Exchangeable Notes adjusted to an exchange rate of 1,286.1479 Ordinary Shares per $1,000 principal amount of Exchangeable Notes. The Exchange Shares issuable to the Reporting Persons upon exchange of the Exchangeable Notes reported in this Schedule 13D reflect this adjusted exchange rate.

Subject to the terms of the Exchangeable Notes Indenture, holders may exchange the Exchangeable Notes on or after January 21, 2021.  Pursuant to  Rule 13d‐3(d)(1), the Reporting Persons are deemed to beneficially own the Exchange Shares underlying the Exchangeable Notes to the extent the Exchange Notes are exchangeable within 60 days.  Accordingly, the Reporting Persons are deemed to have acquired beneficial ownership of the Exchanges Shares reported on this Schedule 13D on November 22, 2020.

The Reporting Persons purchased the Securities because the Reporting Persons believe the Securities presented an attractive investment opportunity.  The Reporting Persons reserve the right to, from time to time and at any time: (i) acquire Securities and/or other equity, debt, notes, instruments or other securities (collectively, “Instruments”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Instruments in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Instruments.

Item 5.  Interest in Securities of the Issuer.
(a)
The Reporting Persons may be deemed to beneficially own, in the aggregate, 19,292,768 Ordinary Shares representing approximately 30.95% of the Issuer’s outstanding Ordinary Shares (based on 43,035,245 Ordinary Shares outstanding as of October 31, 2020, as set forth on the Form 10-Q, plus 19,292,768 Ordinary Shares issuable upon exchange of all Notes held by the Reporting Persons.

(b) For purposes of this Schedule 13D:
Sarissa Offshore has sole voting power and sole dispositive power with regard to 11,346,263 Ordinary Shares issuable upon exchange of the Exchangeable Notes.  Sarissa Catapult has sole voting power and sole dispositive power with regard to 4,423,189 Ordinary Shares issuable upon exchange of the Exchangeable Notes.  Sarissa Hawkeye has sole voting power and sole dispositive power with regard to 3,293,919 Ordinary Shares issuable upon exchange of the Exchangeable Notes. Sarissa Master II has sole voting power and sole dispositive power with regard to 229,397 Ordinary Shares issuable upon exchange of the Exchangeable Notes.   Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 19,292,768 Ordinary Shares beneficially owned by the Sarissa Funds.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner and as controlling the ultimate general partner of each of Sarissa Offshore, Sarissa Master II and Sarissa Hawkeye and the managing member of Sarissa Catapult, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 19,292,768 Ordinary Shares, in the aggregate, beneficially by Sarissa Capital and the Sarissa Funds.
(c) There have been no transactions with respect to Ordinary Shares effected during the past sixty (60) days by any of the Reporting Persons.

CUSIP No. G6333L 101	13D	Page 10 of 15 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Purchase Agreement
A description of the material terms of the Purchase Agreement is set forth in response to Item 4 above.
Exchangeable Note Indenture and the Exchangeable Notes
Pursuant to the Exchangeable Notes Indenture, the Exchangeable Notes will mature on January 31, 2025, unless earlier exchanged, redeemed or repurchased in accordance with their terms, and will bear simple, non-compounding interest at a rate of 6.500% per year, payable solely on the date of maturity. The Exchangeable Notes (and related guarantees) are subordinated to Issuer’s obligations to Silicon Valley Bank (“SVB”), including their obligations pursuant to Loan and Security Agreement, dated April 27, 2018 and amended as of January 16, 2020, with SVB (the “Loan Agreement”) and any refinancings thereof.
As described in Item 4, subject to the terms of the Exchangeable Notes Indenture, the Reporting Persons may exchange the Exchangeable Notes on or after January 21, 2021 until the second scheduled trading day immediately preceding January 15, 2025. In addition, the Exchangeable Notes will be mandatorily exchangeable if, following January 21, 2021 and on or prior to January 1, 2025, (i) the U.S. Food and Drug Administration (“FDA”) accepts for filing a new drug application by the Issuer or any of its affiliates for specified sulopenem products; (ii) the Issuer has at least $75 million of unrestricted cash, on a consolidated basis without including any net proceeds from sales of the Securities pursuant to the Purchase Agreement and certain other financings; and (iii) the daily volume-weighted average price of the Ordinary Shares has been at least $8.00 for 60 consecutive trading days.

The Issuer may redeem for cash all or a portion of the Exchangeable Notes, at its option following the occurrence of certain events including the consummation of a “fundamental change,” as defined in the Exchangeable Notes Indenture, and  the date of execution of a definitive agreement relating to a fundamental change. The redemption price will be equal to (a) 115% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs on or after the approval by the FDA of a new drug application (“FDA Approval”) by the Company for specified sulopenem products and there has been a commercial sale of such a product (collectively, the “Redemption Payment Event”), (b) 300% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs prior to the Redemption Payment Event, or (c) if a change of control transaction is consummated prior to or within 120 days after the applicable redemption date, the greater of (x) 300% of the principal amount of the Exchangeable Note to be redeemed and (y) the consideration that the holder of the Exchangeable Note to be redeemed would have received in connection with such change of control transaction if the Exchangeable Note had been exchanged immediately prior thereto ((x) and (y) collectively, the “Change of Control Price”), plus, in each case, any accrued and unpaid interest to, but excluding, the redemption date.

If the Company undergoes a “fundamental change,” as defined in the Exchangeable Notes Indenture, prior to January 15, 2025, Exchangeable Note holders may require the Issuer to repurchase for cash all or any portion of their Exchangeable Notes at a fundamental change repurchase price equal to (i) the Change of Control Price, if the fundamental change is not a liquidation event, or (ii) 100% of the principal amount of the Exchangeable Notes to be repurchased, if the fundamental change is a liquidation event, plus, in each case, any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Exchangeable Note Indenture contains customary terms and certain affirmative covenants, including that upon certain events of default occurring and continuing, either the Exchangeable Notes Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Exchangeable Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the Exchangeable Notes to be due and payable. In addition, the Exchangeable Note Indenture contains negative covenants which, among other things and subject to specified exceptions, prohibit the Issuer and certain of its subsidiaries from (i) incurring any certain indebtedness or amending the terms of any subordinated indebtedness, (ii) entering into strategic transactions or transferring any material assets, (iii) undergoing a change of control transaction (as defined in the Exchangeable Note Indenture), other than a change of control transaction in which each holder of an outstanding Exchangeable Note receives cash consideration of at least 300% of the outstanding principal amount of such Exchangeable Note, (iv) issuing  or authorizing the issuance of “Convertible/Redeemable Securities” (as defined in the Exchangeable Notes Indenture”) (v) amending or terminating Issuer’s license agreement with Pfizer Inc., (vi) acquiring other assets or businesses other than in the ordinary course of business or making any loans or other capital contributions or investments in any other person, (vii) entering into transactions with a significant shareholder (as defined in the Exchangeable Note Indenture), and, in addition, prohibit the Issuer from redeeming or repurchasing any of its capital stock, in each case without first obtaining the consent of the holders representing at least sixty six and two third percent (66 2/3%) of the aggregate principal amount of Exchangeable Notes outstanding, which consent will be subject to a veto right of the holders of 30% of the outstanding Exchangeable Notes (which veto must include the Reporting Persons provided that they then satisfy certain ownership limits).

CUSIP No. G6333L 101	13D	Page 11 of 15 Pages

RLN Indenture and the RLNs

In connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer and the Guarantors entered into an indenture (the “RLN Indenture”) with respect to the RLNs with Iterum Holders’ Representative LLC (an affiliate of Sarissa Capital Management LP), as the representative of the RLN holders, and Computershare Trust Company, N.A., as trustee (the “RLN Trustee”).

Holders of RLNs will be entitled to payments based solely on a percentage of the Issuer’s net revenues from U.S. sales of specified sulopenem products (“Specified Net Revenues”) until (i) the “Maximum Return” (as described below) has been paid in respect of the RLNs, or (ii) the “End Date” occurs, which is December 31, 2045, or (iii) December 31, 2025, in the event that the Company has not yet received FDA Approval with respect to one or more specified sulopenem products by such date. The aggregate amount of payments in respect of all RLNs will be equal to the product of total Specified Net Revenues and the applicable payment rate (the “Payment Rate”), determined based on which of the specified sulopenem products have received FDA Approval. The Payment Rate will be based on the maximum aggregate principal amount of RLNs and will equal (i) up to 15% if the Company or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of uncomplicated urinary tract infections and (ii) up to 20% if the Company or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of complicated urinary tract infections but has not received FDA Approval for treatment of uncomplicated urinary tract infections.

Each RLN will receive its pro rata share of the interest payable in respect of RLNs, based on the portion such RLN’s principal amount comprises of the aggregate principal amount of all of the RLNs.  As of the date of this Schedule 13D, no payments have been made in respect of the RLNs.

Prior to the End Date, the Issuer will be obligated to make payments on the RLNs from Specified Net Revenues until each RLN has received payments equal to $160.00 (the “Maximum Return”). The principal amount of the RLNs, equal to $0.04 per RLN, is the last portion of the Maximum Return amount to which payments from Specified Net Revenue are applied. If any portion of the principal amount of the outstanding RLNs has not been paid as of the End Date, the Issuer must pay the unpaid portion of the principal amount.

The Issuer may at any time redeem for cash all, but not less than all, of the RLNs, at its option. The redemption price per RLN will be equal to the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any). Upon a change of control of the Company, the Company will require the ultimate beneficial owner or owners controlling the acquiring person or persons to guarantee the obligations of the Issuer under the RLN Indenture. In the event that a change of control occurs before the Company receives FDA Approval with respect to one or more specified sulopenem products, the redemption price per RLN will be reduced to 50% of the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any).

The RLN Indenture contains certain terms including affirmative covenants. In addition, the RLN Indenture contains negative covenants which, among other things and subject to specified exceptions, prohibit the Issuer or the Guarantors from (i) selling, transferring or assigning certain assets, (ii) permitting certain subsidiaries of the Issuer from undergoing a change of control, (iii) agreeing to the creation of certain liens or encumbrances that may reduce the amount of payments under the RLNs, (iv) agreeing to certain amendments, waivers, terminations, assignments or delegations under the Issuer’s license agreement with Pfizer Inc. and (v) taking others action outside the ordinary course of the business that would reasonably be expected to reduce the amount of payments under the RLNs, in each case without first obtaining the consent of the holders of RLNs representing the right to receive no less than a majority of the aggregate principal amount of the outstanding RLNs, which consent will be subject to a veto right of the holders of 30% of the outstanding RLNs which veto must include the Reporting Persons provided they maintain certain minimum ownership levels of RLNs.

CUSIP No. G6333L 101	13D	Page 12 of 15 Pages

Investor Rights Agreement

In connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer and the Guarantors entered into an investor rights agreement (the “Investor Rights Agreement”) with the Investors, a copy of which is attached as Exhibit 10.2 to the Form 8-K and is incorporated by reference herein as Exhibit 4.   As set forth in the Investor Rights Agreement, the Issuer was required to file a registration statement covering, the resale of the Exchangeable Notes, the Exchange Shares and the RLNs.  The Issuer initially filed such Registration Statement on September 22, 2020, and it was declared effective by the SEC on October 6, 2020.  The Investor Rights Agreement requires the Issuer to use best efforts to keep the registration statement effective until the earlier of the date (i) the Registrable Securities (as defined in the Registrations Statement) covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction or (ii) that is six years following the date the initial registration statement initially becomes effective.

Pursuant to the Investor Rights Agreement, so long as the Reporting Persons hold an Applicable Percentage (as defined in the Investor Rights Agreement) of at least 5% or 12.5%, the Reporting Persons are entitled to designate 1 (with respect to an Applicable Percentage of 5%) or 2 (with respect to an Applicable Percentage of 12.5%) persons to become members of the board of directors of the Issuer (each an “Investor Designee”).  Promptly following receipt of such designation, the Issuer shall cause the Investor Designees to become members of the Issuer’s board of directors. In connection with the Reporting Persons’ right to designate the Investor Designees, the purchasers of Securities under the Purchase Agreement who are unaffiliated with the Reporting Persons (other than Salthill Investors (Bermuda) L.P. and Salthill Partners, L.P.), committed to the Issuer to cause any Ordinary Shares or other voting securities held by such persons to be voted in favor of the Investor Designees at any annual or special meeting of the Issuer’s Shareholder.

As of the date of this Schedule 13D, the Reporting Persons have not designated any Investor Designee and have no present intention to do so.  The Reporting Persons reserve the right to designate one or more Investor Designees in the future in accordance with the terms of the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement does not purport  to be a complete  summary of all material terms set forth therein and is qualified in its entirety by the text of the Investor Rights Agreement.
Item 7.  Material to Be Filed as Exhibits.
Exhibit 1 Securities Purchase Agreement, dated January 16, 2020, filed as Exhibit No. 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

Exhibit 2  Form of Indenture relating to 6.500% Exchangeable Senior Subordinated Notes due 2025, filed as Exhibit No. 4.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

Exhibit 3   Form of Indenture relating to Limited Recourse Royalty-Linked Subordinated Notes, filed as Exhibit No. 4.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

Exhibit 4   Form of Investor Rights Agreement, filed as Exhibit No. 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference.

CUSIP No. G6333L 101	13D	Page 13 of 15 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SARISSA CAPITAL MANAGEMENT LP

/s/ Mark DiPaolo
Insert Name
Senior Partner and General Counsel
Insert Title
November 23, 2020
Insert Date

SARISSA CAPITAL MASTER FUND LP

/s/ Mark DiPaolo
Insert Name
Authorized Person
Insert Title
November 23, 2020
Insert Date

SARISSA CAPITAL CATAPULT FUND LLC

/s/ Mark DiPaolo
Insert Name
Authorized Person
Insert Title
November 23, 2020
Insert Date

SARISSA CAPITAL HAWKEYE FUND LP

/s/ Mark DiPaolo
Insert Name
Authorized Person
Insert Title
November 23, 2020
Insert Date

CUSIP No. G6333L 101	13D	Page 14 of 15 Pages

SARISSA CAPITAL MASTER FUND II LP

/s/ Mark DiPaolo
Insert Name
Authorized Person
Insert Title
November 23, 2020
Insert Date

/s/ Alexander J. Denner
Alexander J. Denner

CUSIP No. G6333L 101	13D	Page 15 of 15 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Sarissa Capital Management LP, 660 Steamboat Road, Greenwich, CT 06830. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Ordinary Shares.

Name	Position

Alexander J. Denner, Ph.D.	Chief Investment Officer of Sarissa Capital
Mark DiPaolo	Senior Partner and General Counsel of Sarissa Capital
Patrice Bonfiglio	Chief Financial Officer and Chief Compliance Officer of Sarissa Capital
Eric Vincent	President of Sarissa Capital